Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES AUGUST DIVIDEND

TORONTO, ONTARIO – August 2, 2013 - - Just Energy Group Inc. filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing its August dividend. A dividend of Cdn. $0.07/common share (Cdn. $0.84 annually) will be paid on August 31, 2013 to shareholders of record at the close of business on August 15th, 2013. This dividend is designated as an "eligible dividend" for Canadian income tax purposes.  The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”.

Just Energy also advises that through its Dividend Reinvestment and Share Purchase Plan (“DRIP”) shareholders in the U.S. and Canada with a minimum of 100 shares may use the monthly cash dividends or additional cash payments, to automatically purchase additional common shares of Just Energy in a convenient and cost-effective manner without incurring any commissions, services charges or brokerage fees.  U.S. and Canadian investors can enroll in the program and buy shares directly through Computershare, Just Energy’s Stock Transfer Agent and DRIP Administrator.

Enrollment can be completed online or by mailing a completed enrollment form to:

Attention: Dividend Reinvestment Department
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
North Tower Toronto Ontario M5J 2Y1

More information on Just Energy’s DRIP can be found on Just Energy’s Investor Relations website, on the Computershare website or in Just Energy’s Dividend Reinvestment Plan Brochure.

Investors may also contact Just Energy’s DRIP Administrator by phone at:

U.S.A., U.S. Territories & Canada:	1-800-564-6253
International:	1-514-982-7555

Just Energy also reports that at July 31, 2013 the conversion price for each Cdn. $1,000 of its outstanding 6% convertible unsecured subordinated debenture issued on October 2, 2007 (TSX:  JE.DB.A) has been adjusted in accordance with the Trust Indenture dated December 2, 2007, as supplemented from time to time, to Cdn. $24.78 convertible into 40.35 common shares of Just Energy Group Inc.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com